UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Nelnet, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

64031N 10 8
(CUSIP Number)

Michael S. Dunlap
c/o Nelnet, Inc.
121 South 13th Street, Suite 100
Lincoln, Nebraska 68508
(402) 458-2370
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

11/07/2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. [ ]
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64031N 10 8

1)	Names of Reporting Persons.

Dunlap, Michael S.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    [ ]
(b)    [ ]

3)    SEC Use Only

4)    Source of Funds (See Instructions)                    OO

5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization

United States

Number of    7) Sole Voting Power        3,522,942 (1)
Shares
Beneficially
Owned        8) Shared Voting Power        13,997,326 (2)
by Each
Reporting
Person        9) Sole Dispositive Power    3,522,942 (1)
With:

10) Shared Dispositive Power    13,997,326 (2)

11)    Aggregate Amount Beneficially
Owned by Each Reporting Person        17,520,268

12)	Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions)    [ ]

13)    Percent of Class Represented by Amount in Row (11)     43.8% (3)

14)	Type of Reporting Person (See Instructions) IN HC

(1)
Includes (i) 1,057,993 shares of Class B common stock (which shares are convertible into the same number of shares of Class A common stock at the option of the holder at any time, with each share of Class A common stock having one vote and each share of Class B common stock having ten votes on all matters to be voted upon by the issuer’s shareholders), which number of shares of Class B common stock reflects a distribution to Michael S. Dunlap during 2017 of shares from a grantor retained annuity trust (“GRAT”) established by Mr. Dunlap in 2003 (the “2003 GRAT”) as discussed below; (ii) 365,375 shares of Class B common stock owned by Mr. Dunlap’s spouse, which number of shares of Class B common stock reflects distributions to Mr. Dunlap’s spouse during 2017 of shares from six separate GRATs established by Mr. Dunlap’s spouse in 2015 (collectively, the “2015 GRATs”) as discussed below; and (iii) 2,099,574 shares of Class A common stock held by Mr. Dunlap, who is the Executive Chairman of the Board of the issuer.

(2)
Includes (i) 1,586,691 shares of Class B common stock owned by Union Financial Services, Inc. (“UFS”), of which Mr. Dunlap is chairman and owns 50% of the outstanding capital stock and of which Stephen F. Butterfield, Vice Chairman and a significant shareholder of the issuer, owns the remaining 50% of the outstanding capital stock (UFS is included as an additional reporting person in this filing); (ii) 909,920 shares of Class B common stock held by Union Bank and Trust Company (“Union Bank”), of which Mr. Dunlap is a director and a significant shareholder through Farmers & Merchants Investment Inc. (“F&M”), as trustee for the 2003 GRAT established by Mr. Dunlap, which number of shares of Class B common stock reflects a distribution during 2017 from the 2003 GRAT to Mr. Dunlap of shares of Class B common stock under the terms of such 2003 GRAT; (iii) a total of 2,573,800 shares of Class B common stock held in four separate GRATs established by Mr. Dunlap in 2011 (collectively, the “2011 GRATs”), three separate other irrevocable trusts established by Mr. Dunlap in 2011, and three separate post annuity irrevocable trusts established under two of the 2011 GRATs in connection with the expiration of the annuity terms of such GRATs (with the 2011 GRATs, the three separate other irrevocable trusts, and the three separate post annuity irrevocable trusts collectively referred to as the “2011 Trusts”), for which 2011 Trusts Whitetail Rock Capital Management, LLC (“WRCM”), a majority owned subsidiary of the issuer, serves as investment adviser; (iv) a total of 2,635,625 shares of Class B common stock held in the 2015 GRATs, for which WRCM serves as investment adviser, which number of shares of Class B common stock reflects distributions in 2017 from the 2015 GRATs to Mr. Dunlap’s spouse of shares of Class B common stock under the terms of such GRATs; (v) a total of 1,138,249 shares of Class B common stock held in twelve separate GRATs established in 2015 by Mr. Butterfield and his spouse, for which GRATs WRCM serves as investment adviser; (vi) 70,286 shares of Class B common stock contributed by Mr. Butterfield to a charitable lead annuity trust (“CLAT”) on January 3, 2017, for which CLAT WRCM serves as investment adviser; (vii) a total of 300 shares of Class B common stock held in increments of 100 shares by or for each of Mr. Dunlap’s three sons; (viii) 52,675 shares of Class A common stock owned by Mr. Dunlap’s spouse; and (ix) a total of 7,358 shares of Class A common stock held in various increments by or for each of Mr. Dunlap’s three sons. Also includes shares that are owned by entities that Mr. Dunlap may be deemed to control, consisting of: (a) 144,128 shares of Class A common stock held by Union Bank (as of December 31, 2016) as trustee under a certain charitable remainder unitrust (“CRUT”) and a certain other irrevocable trust established by Jeffrey R. Noordhoek, Chief Executive Officer of the issuer; (b) a total of 252,125 shares of Class B common stock held by Union Bank as trustee under five separate irrevocable trusts established upon the expiration in 2013 of the annuity term of a GRAT previously established by Mr. Butterfield; (c) a total of 3,781,707 shares of Class A common stock held by Union Bank (as of December 31, 2016) in individual accounts for Angela L. Muhleisen, a sister of Mr. Dunlap, her spouse, her adult daughter, and her adult son; (d) 47,000 shares of Class A common stock held by Union Bank (as of December 31, 2016) as trustee for a charitable foundation; (e) 30,000 shares of Class A common stock held by Union Bank (as of December 31, 2016) for its profit sharing plan; and (f) a total of 767,462 shares of Class A common stock held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank (as of December 31, 2016), which is a commercial bank, which number of shares of Class A common stock includes a total of 404,257 shares of Class A common stock held in various accounts for Deborah Bartels, a sister of Mr. Dunlap, her spouse, and certain trusts established by Ms. Bartels and her spouse, but which number of shares of Class A common stock excludes 52,675 shares of Class A common stock held in an account for Mr. Dunlap’s spouse that are set forth separately above. Mr. Dunlap disclaims beneficial ownership of the shares discussed above except to the extent that Mr. Dunlap actually has or shares voting power or investment power with respect to such shares, and the reporting thereof shall not be construed as an admission that Mr. Dunlap is a beneficial owner of such shares.

(3)	This percentage reflects issuer repurchases of shares of Class A common stock during 2017, and a resulting reduction in the number of outstanding shares of Class A common stock.

CUSIP No. 64031N 10 8

1)	Names of Reporting Persons.

Union Financial Services, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    [ ]
(b)    [ ]

3)    SEC Use Only

4)    Source of Funds (See Instructions)                    OO

5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization

Nevada

Number of    7) Sole Voting Power        0
Shares
Beneficially
Owned        8) Shared Voting Power        1,586,691 (1)
by Each
Reporting
Person        9) Sole Dispositive Power    0
With:

10) Shared Dispositive Power    1,586,691 (1)

11)    Aggregate Amount Beneficially
Owned by Each Reporting Person        1,586,691

12)	Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions)    [ ]

13)    Percent of Class Represented by Amount in Row (11)    5.1% (2)

14)	Type of Reporting Person (See Instructions) CO HC

(1)
Represents a total of 1,586,691 shares of Class B common stock (which shares are convertible into the same number of shares of Class A common stock at the option of the holder at any time, with each share of Class A common stock having one vote and each share of Class B common stock having ten votes on all matters to be voted upon by the issuer's shareholders) owned by Union Financial Services, Inc. (“UFS”), of which Michael S. Dunlap, Executive Chairman of the Board and a significant shareholder of the issuer, is chairman and owns 50% of the outstanding capital stock and of which Stephen F. Butterfield, Vice Chairman and a significant shareholder of the issuer, owns the remaining 50% of the outstanding capital stock. Such shares of Class B common stock owned by UFS are also reported herein as beneficially owned by Mr. Dunlap.

(2)	This percentage reflects issuer repurchases of shares of Class A common stock during 2017, and a resulting reduction in the number of outstanding shares of Class A common stock.

Explanatory Note
This Amendment No. 2 to Statement on Schedule 13D (this “Amendment No. 2”) amends and supplements the Statement on Schedule 13D filed by Michael S. Dunlap on February 5, 2016 (the “Original Schedule 13D”), as previously amended by Amendment No. 1 to the Original Schedule 13D filed by Mr. Dunlap on January 24, 2017 (“Amendment No. 1” and taken together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings previously given to them in the Schedule 13D.
Neither of the reporting persons has effected any material acquisition or disposition of securities of the issuer, and there has been no material change in the number of securities of the issuer beneficially owned by the reporting persons, since the filing of Amendment No. 1. The principal purposes of this Amendment No. 2 are to (i) update the percentage of securities beneficially owned by Mr. Dunlap to reflect the reduction in the number of outstanding shares of the issuer’s Class A common stock resulting from issuer repurchases during 2017 under its publicly disclosed stock repurchase program, as set forth in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 (filed on November 7, 2017), which reported that during the nine months ended September 30, 2017 the issuer repurchased a total of 1,363,571 shares of its Class A common stock under its publicly disclosed stock repurchase program, and that as of October 31, 2017, the issuer had 29,370,343 shares of Class A common stock outstanding; and (ii) add Union Financial Services, Inc. (“UFS”), whose shares of the issuer have previously been and continue to be reported in this Schedule 13D as beneficially owned by Mr. Dunlap, as a new additional reporting person since, as a result of the issuer repurchases discussed above, UFS beneficially owns more than five percent of the class of securities to which this Schedule 13D relates. In addition, this Amendment No. 2 updates certain information reported in the Schedule 13D, and the footnotes to Rows 7) through 10) with respect to Mr. Dunlap to reflect distributions during the first ten months of 2017 of shares of the issuer’s Class B common stock to Mr. Dunlap and Mr. Dunlap’s spouse from GRATs established by Mr. Dunlap and Mr. Dunlap’s spouse, respectively, which distributions change the classification of such shares from being subject to shared voting and dispositive power to being subject to sole voting and dispositive power, but do not change the total number of shares reported as beneficially owned by Mr. Dunlap herein. Except as set forth in this Amendment No. 2, the information in the Original Schedule 13D, as amended by Amendment No. 1, remains unchanged.
Item 2.     Identity and Background.
Item 2 is amended and restated to read as follows:

(a)	This Schedule 13D is being filed by Michael S. Dunlap and Union Financial Services, Inc., a Nevada corporation (“UFS”).

(b)	Mr. Dunlap’s business address is 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508. The business address of UFS is 502 East John Street, Carson City, Nevada 89706.

(c)
Mr. Dunlap’s present principal occupation is serving as Executive Chairman of the Board of the issuer of the securities to which this statement relates. The issuer provides educational products and services in loan servicing, payment processing, education planning, and asset management, which help students and families plan, prepare, and pay for their education and make the administrative and financial processes more efficient for schools and financial organizations. In addition, the issuer earns interest income on a portfolio of federally insured student loans. The address of the issuer’s principal executive offices is set forth under Item 1 in the Original Schedule 13D and incorporated herein by reference. The principal business of UFS is to provide financial services and to purchase, sell, trade, and invest in securities.

(d)	Neither reporting person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Neither reporting person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Dunlap is a United States citizen. UFS is incorporated under the laws of the State of Nevada.

Item 3.     Source and Amount of Funds or Other Consideration.
Item 3 is amended and restated to read as follows:
No monetary consideration was paid in connection with the contribution of the 1,200,000 shares of Class B common stock to the Butterfield GRATs by Mr. Butterfield and his spouse, or in connection with the contribution of 70,286 shares of Class B common stock by Mr. Butterfield to a CLAT, as described in Item 4 below and incorporated by reference herein.
No funds of the reporting persons were used in connection with the issuer’s repurchases of its shares of Class A common stock, as described in the Explanatory Note above and Item 4 below and incorporated by reference herein.
Item 4.     Purpose of Transaction.
Item 4 is amended and restated to read as follows:
In December 2015, Mr. Butterfield and his spouse contributed a total of 1,200,000 shares of Class B common stock to twelve separate GRATs established by Mr. Butterfield and his spouse on December 18, 2015 (the “Butterfield GRATs”). On January 3, 2017, Mr. Butterfield contributed 70,286 shares of Class B common stock to a CLAT. Such transactions were conducted for tax and estate planning purposes. WRCM was selected by Mr. Butterfield and his spouse to serve as investment adviser for the Butterfield GRATs and the CLAT due in part to Mr. Butterfield’s familiarity, as Vice Chairman of the issuer, with WRCM, a majority owned subsidiary of the issuer and registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940. Under the Butterfield GRATs and the CLAT, annuity payments are made to Mr. Butterfield and his spouse, and a charitable organization, respectively, and such annuity payments may be in the form of shares of Class B common stock. The number of shares of Class B common stock to be distributed as an annuity payment is based in part on the market price of the Class A common stock on the distribution date and therefore cannot be calculated until the date of the distribution. In addition to shares of Class B common stock, annuity payments (and their associated timing) may be based upon, and include, amounts generated from the holdings of the Butterfield GRATs and the CLAT, including, among other things, dividends paid or payable with respect to the shares of Class B common stock held in the Butterfield GRATs and the CLAT. In addition, the Butterfield GRATs and the CLAT may in the future determine to otherwise acquire or dispose of securities of the issuer, but as of the date hereof there are no such plans or proposals.
On November 7, 2017, the issuer reported in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 that during the nine months ended September 30, 2017 the issuer repurchased a total of 1,363,571 shares of its Class A common stock under its publicly disclosed stock repurchase program. As a result of such issuer stock repurchases and the corresponding reduction in the number of shares of Class A common stock outstanding, the percentage of securities beneficially owned by Mr. Dunlap increased from approximately 42.5% as reported in Amendment No. 1 to approximately 43.8%, and the percentage of securities beneficially owned by UFS increased from below 5% to approximately 5.1%.
As indicated in Item 2(c) above, Mr. Dunlap serves as the issuer’s Executive Chairman of the Board, and is also a significant shareholder of the issuer with substantial voting power and control with respect to the issuer, and as a result, in the ordinary course of business or otherwise, Mr. Dunlap regularly considers and explores potential actions and transactions that Mr. Dunlap believes may be advantageous to the issuer and intends to continue to discuss with the issuer, consider, encourage, and potentially approve such matters and take such actions as Mr. Dunlap considers to be in the best interests of the issuer, including to influence or make changes with respect to the issuer’s board of directors (including the composition, number, or terms of directors), management, business, charter or bylaws, and other general affairs, which matters and actions could potentially relate to or result in one or more of the transactions or changes enumerated in the following sentence. As indicated in Item 5(d) below, Mr. Dunlap is chairman and owns 50% of the outstanding capital stock of UFS, and Mr. Butterfield, Vice Chairman and a significant shareholder of the issuer, is a director and president and owns the remaining 50% of the outstanding capital stock of UFS. Other than as set forth herein (including the material filed as exhibits to this statement), or as publicly disclosed by the issuer, neither Mr. Dunlap nor UFS has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the issuer or any of its significant subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer’s business or corporate structure; (g) changes in the issuer’s charter or bylaws or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. However, Mr. Dunlap and UFS reserve the right to develop any such plans or proposals, and in doing so may take into consideration various factors, such as the issuer’s businesses and prospects, other developments concerning the issuer, and general economic, industry, and stock market conditions.
Item 5.     Interest in Securities of the Issuer.
Item 5 is amended and restated to read as follows:

(a)
As of the date hereof, (i) Mr. Dunlap may be deemed to beneficially own, for purposes of Section 13(d) of the Act, a total of 17,520,268 shares of Class A common stock (including a total of 10,590,364 shares of Class A common stock which may be obtained upon conversion of a total of 10,590,364 shares of Class B common stock which Mr. Dunlap may be deemed to beneficially own), which represents approximately 43.8% of the shares of Class A common stock outstanding, on an as-converted basis; and (ii) UFS is deemed to beneficially own, for purposes of Section 13(d) of the Act, a total of 1,586,691 shares of Class A common stock which may be obtained upon conversion of the total of 1,586,691 shares of Class B common stock owned by UFS, which represents approximately 5.1% of the shares of Class A common stock outstanding, on an as-converted basis. Such shares owned by UFS are also included in the shares which Mr. Dunlap may be deemed to beneficially own as reported herein.

(b)
Mr. Dunlap has sole voting and dispositive power with respect to 3,522,942 of the 17,520,268 shares of Class A common stock set forth in Item 5(a)(i) above, and may be deemed to have shared voting and dispositive power with respect to 13,997,326 of the 17,520,268 shares of Class A common stock set forth in Item 5(a)(i) above. For further information with respect to the shares as to which Mr. Dunlap has sole voting and dispositive power, see footnote (1) to Rows 7) and 9) with respect to Mr. Dunlap above, which is incorporated by reference herein. For further information with respect to the shares as to which Mr. Dunlap may be deemed to have shared voting and dispositive power, see footnote (2) to Rows 8) and 10) with respect to Mr. Dunlap above, which is incorporated by reference herein. UFS may be deemed to have shared voting and dispositive power with respect to the 1,586,691 shares of Class A common stock set forth in Item 5(a)(ii) above, and such shares are also included in the shares as to which Mr. Dunlap may be deemed to have shared voting and dispositive power as reported herein. For further information with respect to the shares as to which UFS may be deemed to have shared voting and dispositive power, see footnote (1) to Rows 8) and 10) with respect to UFS above, which is incorporated by reference herein.

With respect to persons with whom voting or dispositive power may be deemed to be shared as discussed in footnote (2) to Rows 8) and 10) with respect to Mr. Dunlap above and as discussed in footnote (1) to Rows 8) and 10) with respect to UFS above, (i) Stephen F. Butterfield has a business address of 6991 East Camelback Road, Suite B290, Scottsdale, Arizona 85251, has a present principal occupation of serving as Vice Chairman and non-employee strategic advisor for the issuer, and is a United States citizen; (ii) Union Bank is a state bank chartered under Nebraska law, and has a principal business and office address of 6801 South 27th Street, Lincoln, Nebraska 68512; (iii) WRCM is organized under Nebraska law, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, and has a principal business and office address of 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508; (iv) Angela L. Muhleisen has a business address of c/o Farmers & Merchants Investment Inc., 6801 South 27th Street, Lincoln, Nebraska 68512, has a present principal occupation of serving as Chairperson, President, and Chief Executive Officer of Union Bank, and is a United States citizen; and (v) Deborah Bartels has a business address of 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508, has a present principal occupation of management of various agriculture-related business activities, and is a United States citizen. During the last five years, none of Mr. Butterfield, Union Bank, WRCM, Ms. Muhleisen, or Ms. Bartels has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)
The reporting persons have not engaged in any transactions in the class of securities reported on that were effected during the past 60 days, other than with respect to the transactions described in the footnotes to Rows 7) through 10) with respect to Mr. Dunlap above, the Explanatory Note above, and Item 4 above, which are incorporated by reference herein.

(d)
As discussed in the footnotes for Rows 7) through 10) for each of the reporting persons above, certain securities reported in this statement are held by or on behalf of persons other than the reporting persons, which other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. Mr. Dunlap is chairman and owns 50% of the outstanding capital stock of UFS, and Mr. Butterfield, Vice Chairman and a significant shareholder of the issuer, is a director and president and owns the remaining 50% of the outstanding capital stock of UFS.

(e)	Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is amended and restated to read as follows:
Various relationships between the reporting persons and other persons with respect to securities of the issuer are described in the footnotes for Rows 7) through 10) with respect to each of the reporting persons above, which are incorporated by reference herein. In addition, Union Bank is controlled by F&M, which owns 81.4% of Union Bank’s common stock and 15.4% of Union Bank’s non-voting non-convertible preferred stock. Mr. Dunlap, along with his spouse and children, owns or controls a total of approximately 48.6% of the outstanding voting common stock of F&M, and Ms. Muhleisen, along with her spouse and adult children, owns or controls approximately 47.5% of the outstanding voting common stock of F&M. Further, WRCM has entered into management agreements with Union Bank under which WRCM has been designated to serve as investment adviser with respect to the assets within several trusts established by Mr. Dunlap, Mr. Dunlap’s spouse, and Mr. Butterfield and his spouse, and which hold securities of the issuer reported as beneficially owned by Mr. Dunlap herein, and for which Union Bank serves as trustee. Under the terms of those agreements, which are incorporated by reference as exhibits to this statement, Union Bank pays WRCM five basis points of the aggregate value of the assets of the trusts as of the last day of each calendar quarter. In addition, Jeffrey R. Noordhoek, Chief Executive Officer of the issuer, is an officer of UFS.

Item 7.     Material to be Filed as Exhibits.
Item 7 is amended and restated to read as follows:

1.
Management Agreement dated effective as of January 20, 2012, by and between Union Bank and Trust Company and Whitetail Rock Capital Management, LLC (filed on February 28, 2012 as Exhibit 10.58 to the issuer’s Annual Report on Form 10-K for the year ended December 31, 2011 (SEC File No. 001-31924) and incorporated herein by reference).

2.	Power of Attorney granted by Michael S. Dunlap, dated February 1, 2016 (filed on February 5, 2016 as an exhibit to this statement and incorporated herein by reference).

3.
Management Agreement dated effective as of October 27, 2015, by and between Union Bank and Trust Company and Whitetail Rock Capital Management, LLC (filed on February 25, 2016 as Exhibit 10.25 to the issuer’s Annual Report on Form 10-K for the year ended December 31, 2015 (SEC File No. 001-31924) and incorporated herein by reference).

4.
Management Agreement dated effective as of January 4, 2016, by and between Union Bank and Trust Company and Whitetail Rock Capital Management, LLC (filed on May 5, 2016 as Exhibit 10.1 to the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016 (SEC File No. 001-31924) and incorporated herein by reference).

5.
Management Agreement dated effective as of March 23, 2017, by and between Union Bank and Trust Company and Whitetail Rock Capital Management, LLC (filed on May 8, 2017 as Exhibit 10.1 to the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017 (SEC File No. 001-31924) and incorporated herein by reference).

6.	Power of Attorney granted by Union Financial Services, Inc., dated November 16, 2017.

7.	Joint Filing Agreement dated November 16, 2017.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2017

Michael S. Dunlap

/s/ Kirsten J. Foos
Name: Kirsten J. Foos
Title: Attorney-in-Fact*

UNION FINANCIAL SERVICES, INC.

By: /s/ Kirsten J. Foos
Title: Attorney-in-Fact**

* Pursuant to the power of attorney granted by Michael S. Dunlap, dated February 1, 2016 and filed on February 5, 2016 as an exhibit to this statement and incorporated herein by reference.

** Pursuant to the power of attorney granted by Union Financial Services, Inc., dated November 16, 2017 and filed as an exhibit to this statement and incorporated herein by reference.